SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China

August 21, 2006

Via Fax and Edgar

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sorl Auto Parts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 27, 2006
Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005
Filed July 27, 2006
Form 10-Q for Quarterly Period Ended March 31, 2006
Amendment 1 to Form 10-Q for Quarterly Period Ended March 31, 2006
File number 001-10892

Dear Mr. Ohsiek:

          This letter is in response to your letter of August 8, 2006 to David Ficksman regarding the above matter.

Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 37

          Comment 1

          You are required to file a current report on Form 8-K when your board of directors, a committee of the board of directors, or an officer authorized to act when board action is not required concludes that any previously issued financial statements should not be relied upon. Please refer to Item 4.02 of Form 8-K. In that regard, you restated the statements of cash flows in the amendments to Forms 10-K and 10-Q filed on July 27, 2006 to correct errors in the classification of notes receivable. You also restated your financial statements in the amendments to Forms 10-KSB and 10-QSB filed on February 9, 2006 to correct errors in outstanding shares and earnings per share. Please file the required current reports on Form 8-K. The current reports should disclose all of the information required by Item 4.02 of Form 8-K.

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
August, 21, 2006

          Response to Comment 1

          A current report on Form 8-K as required by Item 4.02 has been filed to disclose the financial statements that have been revised for the correction of errors.

Consolidated Statements of Cash Flows, page 42

          Comment 2

          We reviewed your response to comment 1 in our letter dated July 5, 2006 and the revisions to correct the classification of notes receivable. Please revise to clearly label the 2005 and 2004 columns “as Restated.” Please also provide the disclosures required by paragraph 37 of APB 20. In addition, please have your auditors issue a revised audit opinion which refers to the restatement. Refer to Auditing Standards Codification AU Section 420.12. In addition, please revise that statements of cash flows included in Form 10-Q/A filed July 27, 2006 to label both columns “as Restated” and to provide the disclosures required by paragraph 37 of APB 20.

          Response to Comment 2

          The financial statements for the years ended December 31, 2005 and 2004 have been revised to clearly label the column headings in the statement of cash flows “as Restated”. Disclosure has also been added to discuss the reasons for the restatement under Note 20. The auditors’ report has been revised to add an explanatory paragraph introducing the restatement and the auditors’ report has also been dual dated accordingly.

          Similar revisions have been made to the quarter ended March 31, 2006 and 2005.

Amendment 1 to Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note Q. Stock Compensation Plan

          Comment 3

          Please tell us the contractual term of the options issued on March 1, 2006. In this regard, we note that the expected life assumption used in estimating the grant-date fair value of the options was three years which also represents the vesting period. If the contractual term of the options exceeds three years, please tell us why your use of a three-year expected term is appropriate. In addition, in future filings please disclose the contractual term of options granted under your stock compensation plan.

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
August, 21, 2006

          Response to Comment 3

          The contractual term of the options that were issued in March was for a 3 year period. It was also expressed in the name of “expected life.” The revision has been made to refer to both terms as “contractual term” so as to avoid confusion. The contractual term of the options will be disclosed in all future filings.

          If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang

cc:	David Ficksman
Troy & Gould Professional Corporation
1801 Century Park East, 16th Flr.
Los Angeles, CA 90067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 21, 2006

SORL AUTO PARTS, INC.

DELAWARE	000-11991	30-0091294
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. 1169 Yumeng Road Ruian Economic Development District Ruian City, Zhejiang Province Peoples’ Republic of China
(Address of principal executive offices)

Registrant’s telephone number, including area code:  86-577-6581-7720

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act of 1933 (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(e) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02.	Non-Reliance on Previously Issued Financial Statements and Related Audit Report

On August 21, 2006, the audit committee of the board of directors of SORL Auto Parts, Inc. (the “Company”) concluded that the following financial statements should no longer be relied on for the reasons discussed below.  The Company corrected the financial statements by filing an amendment to the applicable report as indicated.

Form 10-KSB for the years ended December 31, 2004 and 2003, filed March 31, 2005

The financial statements contained in the Form 10-KSB for the years ended December 31, 2004 and 2003 did not reflect the 12,953,720 shares of common stock issued in connection with the recapitalization of the Company.  Such issuance was disclosed in the amendment filed on February 9, 2006. The resulting effect was a decrease to earnings per share (EPS), both basic and diluted, for the year ended December 31, 2004 from $.76 to $.37 and a decrease in EPS, both basic and diluted, for the year ended December 31, 2003 from $3.50 to $.09

Form 10-QSB for the quarters ended March 31, 2005 and 2004, filed May 16, 2005

The financial statements contained in the Form 10-QSB for the quarters ended March 31, 2005 and 2004 did not reflect the 12,953,720 shares of common stock issued in connection with the recapitalization of the Company. By amendment filed on February 9, 2006 such issuance was reflected. The resulting effect was a decrease to earnings per share (EPS), both basic and diluted, for the three months ended March 31, 2004 from $.19 to $.07.

Form 10-QSB for the quarters ended June 30, 2005 and 2004, filed August 15, 2005

The financial statements contained in the Form 10-QSB for the quarters ended June 30, 2005 and 2004 did not reflect the 12,953,720 shares of common stock issued in connection with the recapitalization of the Company. By amendment filed on February 9, 2006, such issuance was reflected. The resulting effect was a decrease to basic earnings per share for the three months ended June 30, 2004 from $3.60 to $.09 and a decrease to diluted earnings per share for the three months ended June 30, 2004 from $.16 to $.09.  Basic earnings per share for the six months ended June 30, 2004, decreased from $6.22 to $.15. Fully diluted earnings share for the six months ended June 30, 2004 decreased from $.52 to $.15.

Form 10-K for the year ended December 31, 2005 and 2004, filed March 27, 2006, as amended February 9, 2006 and June 22, 2006.

The Statements of Cash Flows contained in the financial statements for the years ended December 31, 2005 and 2004 presented cash flows from changes in notes receivable as a component of investing cash flow. The Statements of Cash Flows in the amendment filed July 27, 2006 were corrected to present cash flows from changes in notes receivable as a component of operating cash flows as opposed to a component of investing cash flows. The change resulted in a decrease to operating cash flows and an increase in investing cash flows by $1,358,429 and $129,675 for the years ended December 31, 2005 and 2004, respectively. The amendment filed on August 22, 2006 indicated that the Statements of Cash Flows were restated.

Form 10-Q for the quarters ended March 31, 2006 and 2005, filed May 15, 2006.

The Statements of Cash Flows contained in the financial statements for the quarters ended March 31, 2006 and 2005 presented cash flows from changes in notes receivable as a component of investing cash flow.  The Statements of Cash Flows in the amendment filed July 27, 2006 were corrected to present cash flows from changes in notes receivable as a component of operating cash flows as opposed to a component of investing cash flows. The change resulted in a decrease to operating cash flows and an increase to investing cash flows by $668,816 and $634,772 for the quarters ended March 31, 2006 and 2005, respectively.  The amendment filed on August 22, 2006 indicated that the Statements of Cash Flows were restated.

The officers of the Company discussed the above matters with the Company’s independent accountants on August 21, 2006, who agreed with the contents of this filing.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 21, 2006	SORL AUTO PARTS, INC.

Registrant

/s/ Xiao Ping Zhang

Xiao Ping Zhang
CHIEF EXECUTIVE OFFICER

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A
Amendment No. 3

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended - DECEMBER 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from

Commission file number 0-024828

SORL AUTO PARTS, INC.
(Name of Issuer in Its Charter)

DELAWARE	30-0091294
(State or Other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

NO. 1169 YUMENG ROAD
RUIAN ECONOMIC DEVELOPMENT DISTRICT
RUIAN CITY, ZHEJIANG PROVINCE
PEOPLE’S REPUBLIC OF CHINA
(Address of Principal Executive Offices, including zip code.)

86-577-65817720
(Issuer’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED

NONE	NONE

Securities registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS	COMMON STOCK

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐	No ☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

State issuer’s revenues for its most fiscal year December 31, 2005:  $64.0 Million

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of the last business day of registrant’s most recently completed second fiscal quarter.  As of June 30, 2006, the value was $12,530,000.

State the number of shares outstanding of each of the issuer’s classes of common equity:  13,346,555 as of March 8, 2006.

Reason For Amendment

This filing is being amended to include, revise or omit information necessary to improve the disclosures as follows:

•

The column headings in the statements of cash flows for the years ended December 31, 2005 and 2004 have been modified to clearly label them “as restated”.  This revision was necessitated by a reclassification of cash flows from notes receivable for those years from investing cash flows to operating cash flows.

•

Disclosure has been added to the financial statements under Note 20, “Restatement” to describe the effects of the restatement (of the cash flows from the changes in notes receivable balances from investing cash flows to operating cash flows) on income before extraordinary items, net income, related per share amounts, and stockholders’ equity.

•	The auditors’ report covering the financial statements for the years ended December 31, 2005 and 2004 has been revised to refer to the restatement and the related note disclosure.

•

A current report on Form 8K has been simultaneously filed to notify readers or potential readers that the financial statements previously filed for the years ended December 31, 2005 and 2004 on Form 10K filed on March 27, 2006, Form 10K/A (Amendment #1) filed on June 22, 2006 and Form 10K/A (Amendment #2) filed on July 27, 2006 should not be relied upon due to the restatement of cash flows from notes receivable from investing cash flows to operating cash flows.

- i -

TABEL OF CONTENTS

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SORL Auto Parts, Inc.
Ruian City, Zhejiang Province
People’s Republic of China

          We have audited the accompanying consolidated balance sheets of SORL Auto Parts, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with The Public Company Accounting Oversight Board Standards.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

          As described more fully in Note 20, the financial statements for the years ended December 31, 2005 and 2004 have been restated to present the cash flows from changes in notes receivable arising from trade customers as a component of operating cash flows rather than investing cash flows as previously reported.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SORL Auto Parts, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with generally accounting principles accepted in the United States of America.

/s/ Rotenberg and Co. LLP

ROTENBERG AND COMPANY, LLP
Rochester, New York
March 9, 2006 (Except for Note 20 as to which the date is August 10, 2006)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ruili Group Corporation China

We have audited the accompanying statements of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2003, of Ruili Group Corporation China, a People’s Republic of China limited liability company, (the “Company”).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

/s/ Clancy and Co., P.L.L.C.

Clancy and Co., P.L.L.C.
Phoenix, Arizona

April 1, 2004

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005		2004

Assets
Current Assets
Cash and cash equivalents	US$	961,131	729,875
Accounts receivable, net of allowance		25,339,774	12,595,905
Notes receivable		1,488,104	129,675
Inventory		2,512,583	1,875,300
Prepayments		1,801,829	1,404,710
Other current assets		48,115	393,300

Total Current Assets		32,151,536	17,128,765
Fixed Assets
Property, plant and equipment		10,140,947	7,517,796
Less: Accumulated depreciation		(3,024,281)	(2,165,142)

Fixed Assets, Net		7,116,666	5,352,654
Other Assets
Intangible assets		44,297	43,174
Less: Accumulated amortization		(11,873)	(4,454)

Intangible Assets, Net		32,424	38,720

Total Other Assets		32,424	38,720

Total Assets	US$	39,300,626	22,520,139

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and other payables	US$	3,746,666	4,717,655
Deposits received from customers		1,324,085	861,624
Short term bank loans		16,026,717	4,830,918
Accrued expenses		482,982	625,768

Total Liabilities		21,580,450	11,035,967
Minority Interest		1,735,818	1,148,417
Shareholders’ Equity
Common stock, $0.002 par value, 50,000,000 authorized, 13,346,555 and 13,282,253 issued and outstanding, respectively		26,693	26,565
Additional Paid-In capital		4,444,118	4,082,246
Accumulated other comprehensive income		336,993	—
Retained earnings		11,176,554	6,226,944

		15,984,358	10,335,755

Total Liabilities and Shareholders’ Equity	US$	39,300,626	22,520,139

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2005, 2004, and 2003

	2005		2004	(Rounded) 2003

Sales	US$	64,182,544	46,815,037	33,121,000
Cost of Sales		49,865,235	35,904,232	26,263,000

Gross Profit		14,317,309	10,910,805	6,858,000
Expenses:
Selling and Distribution Expenses		3,919,996	2,737,652	1,610,000
General and Administrative Expenses		4,169,460	2,489,604	1,547,000
Financial Expenses		688,811	287,433	292,000

		8,778,267	5,514,689	3,449,000
Operating Income		5,539,042	5,396,116	3,409,000
Other Income		52,592	—	435,000
Non-Operating Expenses		(92,067)	(55,067)	—

Income Before Provision for Income Taxes		5,499,567	5,341,049	3,844,000
Provision for Income Taxes		—	—	546,000

Income From Continuing Operations		5,499,567	5,341,049	3,298,000
Loss From Discontinued Operations		—	—	2,148,000
Minority Interest		549,957	534,105	—

Net Income Attributable to Shareholders		4,949,610	4,806,944	1,150,000
Other Comprehensive Income
Foreign Currency Translation Adjustment		374,437	—	—
Minority Interest’s Share		37,444	—	—

Comprehensive Income (Loss)	US$	5,286,603	4,806,944	1,150,000

Earnings per Share From Continuing Operations
Basic		$0.37	$0.37	$0.25
Diluted		$0.37	$0.37	$0.25
Earnings per Share From Discontinued Operations
Basic		$—	$—	$(0.17)
Diluted		$—	$—	$(0.17)
Weighted average common shares - Basic		13,302,763	13,165,241	12,953,720
Weighted average common shares - Diluted		13,302,763	13,165,241	12,953,720

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2005, 2004, and 2003

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Shareholders’ Equity	Minority Interest

Balance - January 1, 2003	12,953,720	25,908	17,122,092	270,000	—	17,418,000	—
Capital Contribution	—	—	9,736,000	—	—	9,736,000	—
Net Income	—	—	—	1,150,000		1,150,000	—

Balance - December 31, 2003	12,953,720	25,908	26,858,092	1,420,000	—	28,304,000	—
Corporate Reorganization:
Distribution of discontinued operations to shareholders	—	—	(22,775,189)	—	—	(22,775,189)	—
Acquisition of Enchanted Village	328,533	657	(657)	—	—	—	—
Capital contributed by Minority Shareholder	—	—	—	—	—		614,312
Net Income	—	—	—	4,806,944	—	4,806,944	534,105

Balance - December 31, 2004	13,282,253	26,565	4,082,246	6,226,944	—	10,335,755	1,148,417
Adjustment for fractional shares	4802	9	(9)	—	—	—
Common Stock issued to consultants	10,000	20	64,980	—	—	65,000	—
Common Stock issued to employees	49,500	99	296,901	—	—	297,000	—
Net Income	—	—	—	4,949,610	—	4,949,610	549,957
Other Comprehensive Income	—	—	—	—	336,993	336,993	37,444

Balance - December 31, 2005	13,346,555	26,693	4,444,118	11,176,554	336,993	15,984,358	1,735,818

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004, and 2003

	(As Restated) 2005		(As Restated) 2004	(Rounded) 2003

Cash Flows from Operating Activities
Net Income	US$	4,949,610	4,806,944	1,150,000
Adjustments to reconcile net income to net cash flows from operating activities:
Minority Interest		549,957	534,105	12,000
Bad Debt Expense		846,337	68,384	—
Depreciation and Amortization		866,558	554,261	1,798,000
Stock compensation – employees		297,000	—	—
Stock compensation - financial advisory		65,000	—	—
Changes in Assets and Liabilities:
Accounts Receivable		(13,590,206)	(9,507,289)	(1,782,000)
Other Receivables		345,184	(393,300)	—
Notes Receivables		(1,358,429)	(129,675)	—
Inventory		(637,283)	(38,300)	726,000
Prepayments		(397,119)	1,197,290	(2,602,000)
Account Payables		(970,989)	4,717,655	(12,000)
Deposits Received from Customers		462,461	861,624	—
Accrued Expenses		(142,787)	625,769	—
Net Working Capital from Discontinued Operations		—	(960,876)	(11,630,000)

		(8,714,706)	2,336,592	(12,340,000)
Cash Flows from Investing Activities
Acquisition of Property and Equipment		(2,623,151)	(593,488)	(2,016,000)
Investments in Intangible Assets		(1,123)	(28,720)	—
Investing activities - Discontinued operations		—	(16,427)	(14,924,000)

		(2,624,274)	(638,635)	(16,940,000)
Cash Flows from Financing Activities
Proceeds from (Repayment of) Bank Loans		11,195,799	(968,082)	2,174,000
Financing Activities - Discontinued Operations		—	—	17,370,000
Capital Contribution – Owners		—	—	9,736,000

		11,195,799	(968,082)	29,280,000
Effects on changes in foreign exchange rate		374,437	—	—
Net Change in Cash and Cash Equivalents		231,256	729,875	—
Cash and Cash Equivalents- Beginning of the year		729,875	—	—

Cash and cash Equivalents - End of the year	US$	961,131	729,875	—

Supplemental Cash Flow Disclosures:
Interest Paid		$513,776	$287,433	$1,245,000

Income Taxes Paid		$—	$—	$435,000

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Common stock Issued in Exchange for Preferred Stock		$—	$25,908	$—

Distribution of Discontinued Operations		$—	$(22,775,189)	$—

Common stock issued for advisory service		$65,000	$—	$—

Common stock issued to key employees		$297,000	$—	$—

SORL AUTO PARTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	DESCRIPTION OF BUSINESS

SORL Auto Parts, Inc.  is principally engaged in the manufacture and distribution of automotive air brake valves and related components for commercial vehicles weighing more than three tons, such as trucks, and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited (“Ruian”, or “the Company”) in the People’s Republic of China (“PRC” or “China”).  The Company distributes products both in China and internationally under SORL trademarks.  The Company’s product range includes 40 categories of brake valves with over 800 different specifications.

NOTE 2 -	REORGANIZATION

In March 2004, pursuant to a Joint Venture Agreement between the Ruili Group Co., Ltd., a PRC corporation (“Ruili Group”), and Fairford Holdings, Inc., a Hong Kong Company (“Fairford”), the parties formed a sino-foreign joint venture (the “Joint Venture”) under the name Ruili Group Ruian Auto Parts Co. Ltd., of which Fairford owned 90% and the Ruili Group owned 10%.  The shareholders and their respective equity interests in Fairford and the Ruili Group were identical.  In connection with its formation, the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, plant and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, among the Company, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Sellers”); and Fairford, the Company acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Company issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers acquired approximately 97.5% of the Company’s common stock on an as converted basis.

A current report on Form 8-K was filed on May 24, 2004 to present the financials of the predecessor company (Ruili Group) for the years ended December 31, 2003 and 2002.  The historical financial statements filed with the 8-K reflected the assets and liabilities of both the Transferred Business and the non-transferred business.

Subsequent to the transfer and reorganization that occurred in March, 2004, the Company began presenting its financial statements as that of the successor company, being only those assets, liabilities, results of operations, and cash flows relating to the Transferred Business.

Prior periods were restated to reflect comparable prior period results of the Transferred Business.

NOTE 3 -	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2005 and 2004 have been prepared to present the financial position, results of operations and cash flows of the continuing business of SORL Auto Parts, Inc (the successor’s financial statements).  The financial statements reflect the accounts of the “transferred business” (as described in the preceding paragraphs titled “REORGANIZATION”), from the Ruili Group to the Joint Venture.

The financial statements for the year ended December 31, 2003 have been restated to present the financial position, results of operations and cash flows for the transferred business to provide comparative financial information to that of fiscal 2005 and2004.  The financial statements have been restated to remove the assets, liabilities and results of operations related to “non-transferred business” as described in the preceding paragraphs titled “REORGANIZATION”.  The assets, liabilities and results of operations of the “non-transferred business” have been presented as discontinued operations in the accompanying financial statements. These transactions have been accounted for as a reverse spin-off in according with EITF 02-11, Accounting for Reverse Spinoffs Followed by a Recapitalization.

NOTE 4 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD
The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SORL Auto Parts, Inc.  and its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management makes its best estimate of the outcome for these items based on historical trends and other information available when the financial statements are prepared.  Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management.  Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.  The Company’s policy is that all related party transactions must be in arm’s length.

FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT
The Company is exposed to the following risk factors:

(i)

Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Company has two customers that respectively account for more than 5% of its total revenues for the period.  The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii)

Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii)

Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5.58% per annum.  The Company’s income and cash flows are substantially independent of changes in market interest rates.  The Company has no significant interest-bearing assets.  The Company’s policy is to maintain all of its borrowings in fixed rate instruments.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis.  Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years.  Significant improvements and better7ments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance.  Routine repairs and maintenance are expensed when incurred.  Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value.  If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.  Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.  Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

INTANGIBLE ASSETS

Intangible assets represent mainly the patent of technology, plus the computer software.  Intangible assets are measured initially at cost.  Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably.  After initial recognition, intangible assets are measured at cost less any impairment losses.  Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

ACCOUNTS RECEIVABLES AND ALLOWANCE FOR BAD DEBTS
The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility.

During fiscal years ended December 31, 2003 and 2004 the Company’s general policy regarding the extension of credit terms was that invoices were due within 45 - 60 days of shipment.

Beginning in 2005, in response to changing economic conditions in China, the Company has modified its collection policies.  Certain individual customers or certain classes of customers may have custom payment arrangements based upon criteria set by management.

Accounts receivables generated from credit sales in 2005 have general credit terms of 90 days for domestic aftermarket customers.  However, the Company has extended credit terms to certain customers for a period of 1 year or more.  As of December 31, 2005 and 2004 no customers had balances that are due in more than 1 year and accordingly all accounts receivable have been classified as current in the accompanying statements.

The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company’s customer base.  The Company reviews a customer’s credit history before extending credit.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company will write off the uncollectible receivables once the customers are bankrupt or there is a remote possibility that the Company will collect the outstanding balance.  The write-off must be reported to the local tax authorities and get the official approval from them.  To date, the Company has not written off any account receivable.

NOTES RECEIVABLE
Notes receivable are issued by some customers to pay certain outstanding receivable balances to the Company with specific payment terms and definitive due dates. Notes receivable do not bear interest.

REVENUE RECOGNITION

Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer.  Revenue consists of the invoice value for the sale of goods and services net of value-added tax (“VAT”), rebates and discounts and returns.  The Company is subject to the Education Surtax (levied at 4% of net VAT payable) until August 31, 2005, which is recorded as deductions from gross sales.  The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales.  Goods are generally only returnable if the product is defective.

INCOME TAXES

The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (“SFAS” No. 109), “Accounting for Income Taxes,” whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect  taxable income.  Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

FOREIGN CURRENCY TRANSLATION

The Company maintains its books and accounting records in Renminbi (“RMB”), the currency of the PRC, The Company’s functional currency is also RMB.  The Company has adopted SFAS 52 in translating financial statement amounts from RMB to the Company’s reporting currency, United States dollars (“US$”).  All assets and liabilities are translated at the current rate.  The shareholders’ equity accounts are translated at appropriate historical rate.  Revenue and expenses are translated at the weighted average rates in effect on the transaction dates.

Foreign currency gains and losses, if any, are included in the Consolidated Statements of Income as a component of other comprehensive income.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”).  SFAS 123R revises FASB Statement No.  123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period).  The Company has adopted SFAS 123R as of January 1, 2006.

The Company expects the adoption of this standard to have a material effect on its final financial statements, as discussed in Note 18, the Company has adopted a stock compensation plan which authorizes the Company to issue up to 1,700,000 shares of common stock over a 10-year period.  The issuance of stock or granting of options, warrants or other common stock equivalents will result in a change to income based upon grant date fair value which will be recognized over the vesting period.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development costs are classified as general and administrative expenses and are expensed as incurred.

SHIPPING AND HANDLING COSTS

Shipping and handling cost are classified as selling expenses and are expensed as incurred.  Shipping and handling costs amounted to approximately $1,150,000, $638,000, and $470,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

ADVERTISING COSTS
Advertising costs are classified as selling expenses and are expensed as incurred.

WARRANTY CLAIMS

The Company offers product warranties for certain products.  Warranty claims are classified as selling expenses and are expensed as incurred.  The Company accrues the costs of unsettled product warranty claims based on the historical claims made in previous years.

PURCHASE DISCOUNTS
Purchase discounts, if applicable, are netted in the cost of goods sold.

LEASE COMMITMENTS

The Company has adopted SFAS No. 13, “Accounting for Leases”.  If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.  The current lease agreement with Ruili Group Co.  Ltd.  does not meet any of the above criteria, so it is classified and recorded as an operating lease.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, and subsequently revised in December 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No.  51” (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  FIN 46 does not have any impact on the financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, “Accounting for Amendment of statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including  certain derivative instruments embedded in other contracts and for hedging  activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.  This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively.  This statement does not affect the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  This statement does not affect the Company.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”).  This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  SFAS 151 requires that those items be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities.  The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67” (“SFAS 152”).  This statement amends FASB Statement No. 66 “Accounting for Sales of Real Estate” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2 “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-2”).  SFAS 152 also amends FASB Statement No.  67 “Accounting for Costs and Initial Rental operations of Real Estate Projects” to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions, with the accounting for those operations and costs being subject to the guidance in SOP 04-2.  The provisions of SFAS 152 are effective in fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 152 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”).  SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for all interim periods beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended September 30, 2005.  This statement has had no effect on the Company.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143” (“FIN 47”).  FIN 47 clarifies that the term conditional asset retirement obligation refers to a legal obligation to perform and asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 is effective for fiscal years that end after December 15, 2005.  As such, the Company is required to adopt these provisions for the fiscal year ended December 31, 2005.  This statement has had no effect on the Company.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”).  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle.  These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 is effective for fiscal years beginning after December 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 154 on its consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statement No. 133 and 140” (“SFAS 155”).  SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2007.  The Company is currently evaluating the impact of SFAS 155 on its consolidated financial statements.

NOTE 5 -	RELATED PARTY TRANSACTIONS

The Company continued to purchase non-valve automotive components, raw materials and packaging materials from the Ruili Group Co., Ltd., which is the minority shareholder of the JV, and also has the common controlling party, i.e.  the Zhang family; as well as some non-valve parts from Ruian Ruili Haizhiguan Auto Part Co., Ltd., a subsidiary of Ruili Group.

The following related party transactions occurred for the fiscal year ended December 31, 2005, 2004 and 2003:

	December 31,

	2005	2004	2003

PURCHASES FROM:
Ruili Group Co., Ltd.	$16,780,670	$6,566,232	—
Ruian Ruili Haizhiguan Auto Part Co., Ltd.	283,024	555,927	—
Total Purchases	$17,063,694	$7,122,159	—

SALES TO:
Ruili Group Co., Ltd.	$4,471,022	—	—
Total Sales	$4,471,022	—	—

The total purchases from Ruili Group in 2005 consisted of $15.2 million finished products of non-valve auto parts, $0.3 million raw materials, and $1.2 million packaging materials.

ACCOUNTS PAYABLE AND OTHER PAYABLES

Ruili Group Co., Ltd.	$1,060,193	$2,239,054	—
Ruian Ruili Haizhiguan Auto Part Co., Ltd.	—	11,862	—
Xiaofeng Zhang, Board Director	—	265,701	—
Shuping Chi	273,559	—	—
Total Related Parties included in Accounts Payable	1,333,752	2,516,617	—

There were no related party transactions for the fiscal year ended December 31, 2003.

NOTE 6 -	ACCOUNTS RECEIVABLE

The changes in the allowance for doubtful accounts at December 31, 2005 and 2004 are summarized as follows:

	2005	2004

Beginning balance	$68,384	$—
Add: Increase to allowance	846,337	68,384
Less: Accounts written off	—	—

Ending balance	$914,721	$68,384

The company’s receivables are summarized as follows:

	2005	2004

Balance before allowance	$26,254,495	$12,664,289
Less: Allowance for doubtful accounts	(914,721)	(68,384)

Account receivable balance, net	$25,339,774	$12,595,905

NOTE 7 -	INVENTORIES

On December 31, 2005 and 2004, inventories consist of the following:

	2005	2004

Raw Material	$747,858	$222,800
Work in process	1,057,740	966,170
Finished Goods	706,985	686,330

Total Inventory	$2,512,583	$1,875,300

NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following, on December 31, 2005, 2004 and 2003:

	2005	2004	2003

Machinery	$8,706,639	$6,361,447	$5,864,000
Molds	1,080,291	1,015,016	1,012,000
Office equipment	185,088	42,755	—
Vehicle	169,529	98,578	51,000

Sub-Total	10,140,947	7,517,796	6,927,000
Less: Accumulated depreciation	(3,024,281)	(2,165,142)	(1,630,000)

Fixed Assets, net	$7,116,666	$5,352,654	$5,297,000

Depreciation expense charged to operations was $859,139, $535,620, and $1,798,000 (rounded) for the years ended December 31, 2005, 2004, and 2003, respectively.

NOTE 9 -	INTANGIBLE ASSETS

Gross intangible assets were $44,297, less accumulated amortization of $11,873 for net intangible assets of $32,424 as of December 31, 2005.  Gross intangible assets were $43,174, less accumulated amortization of $4,454 for net intangible assets of $38,720 as of December 31, 2004 and $0 as of December 31, 2003.  Amortization expenses were $7,419 and $4,454 for the fiscal years ended December 31, 2005 and 2004 respectively.

Future estimated amortization expense is as follows:

2006	2007	2008	2009	2010	Thereafter

$5,076	$3,617	$3,617	$3,617	$3,617	$12,880

NOTE 10 -	PREPAYMENT

Prepayment consisted of the following as of December 31, 2005 and 2004:

	2005	2004

Raw material suppliers	$1,584,193	$1,372,000
Equipment purchase	217,637	32,710
Total prepayment	$1,801,829	$1,404,710

NOTE 11 -	ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2005 and 2004:

	2005	2004

Accrued payroll	$297,928	$206,594
Accrued rent	—	365,842
Accrued legal	—	43,524
Other accrued expenses	185,054	9,808

Total accrued expenses	$482,982	$625,768

NOTE 12 -	BANK BORROWINGS

Bank borrowings represent the following as of December 31:

	2005	2004

Secured	16,026,717	4,830,918

Less: Current portion	16,026,717	4,830,918

Non-current portion	—	—

These loans were from two banks, Bank of China and CITIC Bank, to finance the general working capital as well as urgent new equipment acquisition. Corporate or personal guarantees are provided for those bank loans as follows:

	$10.25M	Guaranteed by Ruili Group Co., Ltd., a related party;
	$2.43M	Guaranteed by Ruili Group Co., Ltd., a related party, and Mr. Xiao Ping Zhang and Ms. Shu Ping Chi, both principal shareholders;
	$3.35M	Guaranteed by Shenghuabo Group Co., Ltd., a non-related party.

The Company does not provide any sort of guarantee to any other parties. Interest rates for the loans ranged between 4.964% and 6.003% per annum.

NOTE 13 -	INCOME TAXES

The Company is registered in the PRC, and is therefore subject to provincial and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws.  According to applicable tax laws regarding Sino-Foreign Joint Venture Manufacturers, the Company is exempted from income taxes in the PRC for the fiscal years ended December 31, 2005 and 2004.  Thereafter, the Company is entitled to a tax concession of 50% of the applicable income tax rate of 26.4%, for the following three years ended December 31, 2006, 2007, and 2008.

Had the Company not been entitled to the “tax holiday”, income tax expense computed for the years ended December 31, 2005 and 2004 would have been approximately $1,395,000 and $1,269,000 respectively.

Provision for income taxes consists of the following for the year ended December 31, 2003:

(In Thousands)

Income tax expense
Current year	$444
Prior year	102

Total	$546

The reconciliation of the applicable tax rate to the effective tax rate is as follows:

(In Thousands)

Expected PRC income tax charge at Statutory tax rate of 33% (i)	619
Non-taxable income (ii)	(201)
Non-deductible expenses	26

Current year income tax expense	$444

(i)	The provision of PRC income tax is calculated based on the statutory rate of 33% in accordance with the relevant PRC income tax rules and regulations for all periods presented.

(ii)	Non-taxable income represented a government grant for the Company’s investment in research and development of new products.

No provision for deferred tax liabilities has been made, since the Company had no material temporary differences between the tax bases of assets and liabilities and their carrying amounts.

NOTE 14 -	LEASES

The Company has a lease agreement with Ruili Group Co., Ltd., a related party, for the rental of a manufacturing plant.  The lease is for a ten year term ending in February 2014.  Rent expense for the fiscal years ended December 31, 2005, 2004, and 2003 was $439,009, $439,009, and $365,840, respectively.

Future minimum rental payments for the years ended December 31 are as follows:

2006	2007	2008	2009	2010	Thereafter	Total

$439,540	$439,540	$439,540	$439,540	$439,540	$1,321,620	$3,519,320

NOTE 15 -	ADVERTISING COSTS

Advertising costs are expensed as incurred and are classified as selling expenses.  Advertising costs were $19,622, $1,661, and $8,069, for the fiscal years ended December 31, 2005, 2004, and 2003, respectively.

NOTE 16 -	RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred and were $361,503, $79,962, and $55,784, for the fiscal years ended December 31, 2005, 2004, and 2003, respectively.

NOTE 17 -	WARRANTY CLAIMS

Warranty claims were $778,763, $205,314 and $112,063 for the fiscal years ended on December 31, 2005, 2004 and 2003 respectively. The movement of accrued warranty expenses for fiscal year 2005 is as follows:

Accrued in 2005:	$ 778,763
Less: Actual Paid in 2005:	$ (598,831)
Ending balance at 2005:	$ 179,932

NOTE 18 -	STOCK COMPENSATION PLAN

The Company established a stock compensation plan in October 2005 for the purpose of enhancing its ability to attract, retain and provide incentives to directors, officers, employees and independent contractors who are crucial to the future growth and success of the Company.  The plan outlined that over the next ten years the Company will issue approximately 1,700,000 common shares to qualified directors, officers, employees and independent contractors.  During 2005 the Company issued 49,500 shares of common stock to employees valued at $6 per share resulting in a change to income of $297,000.  The value of the stock issued was determined by using the approximate quoted market price of the stock at the date of issuance.  The above issuance did not result in any cash outflows to the Company.

Additionally, the Company issued 10,000 shares of common stock to consultants valued at $6.50 per share resulting in a change to income of $65,000.  During 2005, the value of the stock issued was determined by using the approximated quoted market price at the date of issuance.  The above issuance did not result in any cash outflows to the Company.

No stock options, warrants or similar stock equivalent instruments were issued during 2005.

NOTE 19 -	SUBSEQUENT EVENT

On January 5, 2006, the Company signed the Financial Advisory Agreement with Maxim Group LLC (“Maxim”) and Chardan Capital Markets, LLC (“Chardan”) to provide general financial advisory and investment banking services to the Company on an exclusive basis for a period of twelve months.

Effective February 2006, the Company shall pay to Maxim and Chardan (i) a monthly retainer of $5,000 at the beginning of each month for the term of this Agreement and (ii) issue to Maxim and Chardan a warrant (“Warrant”) to purchase 100,000 shares of the Company’s common stock.  The Warrant shall be exercisable at any time during the four-year period commencing on the date thereof at an exercise price of $6.25 per share.

On March 1, 2006, the Company resolved to issue 60,000 options with an exercise price of $4.79 per share and three-year validity to the four independent directors under the 2005 Stock Compensation Plan.  These options will be vested 3 years after date of grant.

NOTE 20 -	RESTATEMENT

The accompanying financial statements for the years ended December 31, 2005 and 2004 have been restated to present changes in cash flows from notes receivable arising from trade customers as a component of operating cash flows rather than investing cash flows as previously reported.  The restatement affected the statements of cash flows only for 2005 and 2004.  The restatement had no impact on income from continuing operations, net income, earnings per share (basic or diluted) or stockholders’ equity.

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.	DOCUMENT DESCRIPTION

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Share Exchange Agreement and Plan of Reorganization (2)

10.2	Joint Venture Agreement (3)

10.3	2005 Stock Compensation Plan (3)

23.1	Consent of Rotenberg & Co., llp

23.2	Consent of Clancy and Co., PLLC

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.

31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).

(1)	Incorporated herein by reference from the Registrant’s Form 10-QSB filed with the Securities and Exchange Commission, File No. 000-11991 on May 28, 2003.

(2)	Incorporated herein by reference from the Registrant’s Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3)	Previously filed.

SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this Amendment to report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of August 2006.

SORL AUTO PARTS, INC.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer and Chairman

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SORL Auto Parts, Inc.

No. 1169 Yumeng Road

Ruian Economic Development Zone

Ruian City, Zhejiang Province

People’s Republic of China

We consent to the incorporation by reference in the registration statement on form S-8 dated October 19, 2005 of our report dated March 9, 2006 except for Note 20, as to which the date is August 10, 2006, relating to the audit of the consolidated financial statements and schedules of SORL Auto Parts, Inc. included in its Amended Annual Report (Form 10-K amendment # 3) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ROTENBERG AND COMPANY, LLP

Rochester, New York

August 21, 2006

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SORL Auto Parts, Inc.

No. 1169 Yumeng Road

Ruian Economic Development Zone

Ruian City, Zhejiang Province

People’s Republic of China

We consent to the incorporation by reference in the registration statement on Form S-8 dated October 19, 2005, of our report dated April 1, 2004 relating to the audit of the consolidated financial statements of Ruili Group Corporation China (now known as SORL Auto Parts, Inc.) for the year ended December 31, 2003, included in the 2005 Amended Annual Report (Form 10-K amendment #3). as filed with the Securities and Exchange Commission.

/s/ Clancy and Co., P.L.L.C.

Scottsdale, AZ

August 21, 2006

Exhibit 31.1

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
 PRINCIPAL EXECUTIVE OFFICER

I, Xiao Ping Zhang, certify that:

(1)	I have reviewed this Amendment No. 3 to Form 10-K of SORL Auto Parts, Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

(4)

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

(5)

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 15, 2006	By:	/s/Xiao Ping Zhang

Xiao Ping Zhang Chief Executive Officer

Exhibit 31.2

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL FINANCIAL OFFICER

I, Zong Yun Zhou, certify that:

(1)	I have reviewed this Amendment No. 3 to Form 10-K of SORL Auto Parts, Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

(4)

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

(5)

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 15, 2006	By:	/s/ Zong Yun Zhou

Zong Yun Zhou Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of SORL AUTO PARTS, INC. (the “Company”) on Form 10-K Amendment No. 3 for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date here of (the “report”), I, Xiao Ping Zhang, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 15th day of August, 2006.	By:	/s/Xiao Ping Zhang

Xiao Ping Zhang Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of SORL AUTO PARTS, INC. (the “Company”) on Form 10-K Amendment No. 3 for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date here of (the “report”), I, Zong Yun Zhou, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 15th day of August, 2006.	By:	/s/ Zong Yun Zhou

Zong Yun Zhou Chief Financial Officer

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 10-Q/A
 Amendment No. 2

(Mark One)
☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2006

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________

Commission file number 000-11991

SORL AUTO PARTS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	30-0091294

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic Of China

(Address of principal executive offices)

86-577-6581-7720

(Registrant’s telephone number)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes	☐	No	☒

APPLICABLE ONLY TO CORPORATE ISSUERS

Indicate the number of shares outstanding of each of the registrant classes of common equity, as of the latest practicable date:

          As of April 30, 2006 there were 13,346,555 shares of Common Stock outstanding

Reasons for Amendment

          This filing is being amended to include, revise or omit information to improve the disclosures as follows:

•

The column headings in the statements of cash flows for the quarters ended March 31, 2006 and 2005 have been modified to clearly label them “As Restated”.  This revision was necessitated by a reclassification of cash flows from notes receivable for those quarters from investing cash flows to operating cash flows.

•

Disclosure has been added to the financial statements under Note T, “Restatement” to describe the effects of the restatement (of the cash flows from the changes in notes receivable balances from investing cash flows to operating cash flows) on income before extraordinary items, net income, related per share amounts, and stockholders’ equity.

•

A current report on Form 8K has been simultaneously filed to notify readers or potential readers that the financial statements previously filed for the quarters ended March 31, 2006 and 2005 on Form 10Q filed on May 15, 2006 and Form 10Q/A (Amendment #1) filed on July 27, 2006 should not be relied upon due to the restatement of cash flows from notes receivable from investing cash flows to operating cash flows.

•

Disclosure has been added to Note Q “Stock Compensation Plan” to clearly describe the contractual term of the options issued on March 1, 2006 as being 3 years.  Additionally, Note Q has been revised to correct the intrinsic value of the options issued on March 1, 2006.  The intrinsic value of the options issued were zero at the grant date since the market value of the stock was equal to the strike price of the options.  The previous filing erroneously reported the fair value rather than the intrinsic value.

2

i

PART I
FINANCIAL INFORMATION

Item 1.	Financial Statements

SORL AUTO PARTS, INC. AND SUBSIDIARIES
Ruian City, ZheJiang Province, China

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	December 31, 2005

	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	1,153,781	961,131
Account receivables, net of provision	28,673,136	25,339,774
Notes receivables	2,156,920	1,488,104
Inventory	1,134,773	2,512,583
Prepayments	1,321,678	1,801,829
Other current assets	510,474	48,115

Total Current Assets	34,950,762	32,151,536
Fixed Assets
Property, plant and equipment	10,423,487	10,140,947
Less: Accumulated depreciation	(3,287,358)	(3,024,281)

Fixed Assets, Net	7,136,129	7,116,666
Construction in progress	88,276	—
Other Assets
Deferred compensation cost-stock options	173,934	—
Intangible assets	44,590	44,297
Less: Accumulated amortization	(13,790)	(11,873)

Intangible Assets, Net	30,800	32,424

Total Other Assets	204,734	32,424

Total Assets	42,379,901	39,300,626

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	5,349,133	3,485,987
Deposit received from customers	1,081,277	1,324,085
Short term bank loans	14,511,114	16,026,717
Accrued expenses	517,859	482,982
Other current liabilities	1,112,782	260,679
Total Current Liabilities	22,572,165	21,580,450
Minority Interest	1,926,684	1,735,818
Shareholders’ Equity
Common stock, $0.002 par value, 50,000,000 authorized, 13,346,555 issued and outstanding at 03/31/2006 and 12/31/2005	26,693	26,693
Paid in capital	4,623,022	4,444,118
Accumulated other comprehensive income (loss)	451,028	336,993
Retained earnings	12,780,309	11,176,554

Total Current Liabilities	17,881,052	15,984,358

Total Liabilities and Shareholders’ Equity	42,379,901	39,300,626

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the three months ended March 31,

	2006	2005

Sales	$19,419,584	$14,515,866
Cost of Sales	15,023,826	11,296,173

Gross Profit	4,395,758	3,219,692
Operating Expenses
Selling and Distribution Expenses	868,016	927,089
General and Administrative Expenses	1,096,962	554,254

Total Operating Expenses	1,964,978	1,481,343

Operating Income	2,430,780	1,738,349
Financial Expenses	265,547	60,452
Non-Operating Expenses	89,675	9,153

Net Income Before Provision for Income Taxes	2,075,558	1,668,745
Provision for Income Taxes	293,608	—

Net Income Before Minority Interest	1,781,950	1,668,745
Minority Interest	178,195	166,875

Net Income Attributable to Shareholders	$1,603,755	$1,501,870
Other Comprehensive Income
Foreign Currency Translation Adjustment	126,705	—
Minority Interest’s Share	12,671	—

Comprehensive Income	$1,717,789	$1,501,870
Weighted average common share - Basic	13,346,555	13,285,867
Weighted average common share - Diluted	13,347,123	13,285,867
Earnings Per Share – Basic	$0.12	$0.11
Earnings Per Share – Diluted	$0.12	$0.11

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR
 THE PERIOD FROM DECEMBER 31, 2004 THROUGH MARCH 31, 2006.

	Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Minority Interest

Beginning Balance - Dec 31, 2004	13,282,253	$26,565	$4,082,246	$6,226,944	—	$10,335,755	$1,148,418
Common Stock - Adjustment for fractional shares	3,614	7	-7	—	—	—	—
Net Income	—	—	—	1,501,870	—	1,501,870	166,875

Ending Balance - Mar 31, 2005	13,285,867	$26,572	$4,082,239	$7,728,814	—	$11,837,625	$1,315,293

Beginning Balance - Dec 31, 2005	13,346,555	$26,693	$4,444,118	$11,176,554	$336,993	$15,984,358	$1,735,818
Net Income	—	—	—	1,603,755	—	1,603,755	178,195
Other Comprehensive Income (Loss)	—	—	—	—	114,035	114,035	12,671
Paid In Capital Contributions	—	—	178,904	—	—	178,904	—

Ending Balance - Mar 31, 2006	13,346,555	$26,693	$4,623,022	$12,780,309	$451,028	$17,881,052	$1,926,684

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,

	(As Restated)	(As Restated)
	2006	2005

Cash Flows from Operating Activities
Net Income	$1,603,755	$1,501,870
Adjustments to reconcile net income to net cash from operating activities:
Minority Interest	178,195	168,875
Bad Debt Expense	156,875	—
Depreciation and Amortization	264,994	192,004
Stock-Based Compensation Expense	4,970	—
Changes in Assets and Liabilities:
Accounts Receivable	(3,490,237)	(4,615,591)
Other Receivables	(462,357)	363,465
Notes Receivables	(668,816)	(634,772)
Inventory	1,377,810	110,860
Prepayments	480,151	(654,619)
Account Payables	1,863,146	(273,093)
Deposits Received from Customers	(242,808)	931,777
Other Payables and Accrued Expenses	886,686	662,659

Net Cash Flows from Operating Activities	1,952,364	(2,248,564)

Cash Flows from Investing Activities
Acquisition of Property and Equipment	(282,540)	(286,703)
Investment in Construction in Progress	(88,276)	—

Net Cash Flows from Investing Activities	(370,816)	(286,703)
Cash Flows from Financing Activities
Proceeds from (Repayment of) Bank Loans	(1,515,603)	2,415,459

Net Cash Flows from Financing Activities	(1,515,603)	2,415,459
Effects on changes in foreign exchange rate	126,705	—
Net Increase (Decrease) in Cash	192,650	(119,808)
Cash and Cash Equivalents - Beginning of the period	961,131	729,875

Cash and Cash Equivalents - End of the period	$1,153,781	$610,067

Supplemental Cash Flow Disclosures:
Interest Paid	$199,240	$60,452
Tax Paid	$—	$—

The accompanying notes are an integral part of these financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note A -          Description of Business

SORL Auto Parts, Inc. (the “Company”) is principally engaged in the manufacture and distribution of automotive air brake valves and related components for commercial vehicles weighing more than three tons, such as trucks and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited (the “Joint Venture”) in the People’s Republic of China (“PRC” or “China”).  The Company distributes products both in China and internationally under the SORL trademarks.  The Company’s product range includes approximately 40 categories of brake valves with over 800 different specifications.

Note B -          Basis of Presentation

The condensed consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidation. Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included in the Company’s annual report on Form 10-K and other reports filed with the SEC.

The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

Note C -          Recent Pronouncements

In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“SFAS 156”).  SFAS 156 amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities.  SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practical.  SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2007.  The Company is currently evaluating the impact of SFAS 156 on its consolidated financial statements.

Note D -          Related Party Transactions

The Company continued to purchase non-valve automotive components, raw materials and packaging materials from the Ruili Group Co., Ltd., which is the minority shareholder of the Joint Venture, and also has the common controlling party, i.e. the Zhang family.

The following related party transactions occurred for the first quarter ended March 31, 2006 and 2005:

Note D -          Related Party Transactions-Continued

	Three Months Ended March 31,

	2006	2005

PURCHASES FROM:
Ruili Group Co., Ltd.	$5,843,210	$3,891,153
Ruian Ruili Haizhiguan Auto Part Co., Ltd.	—	125,394

Total Purchases	$5,843,210	$4,016,547

SALES TO:
Ruili Group Co., Ltd.	$2,585,814	$1,280,244

Total Sales	$2,585,814	$1,280,244

The total purchases from Ruili Group during the first quarter ended March 31, 2006 consisted of $5.6 million finished products of non-valve auto parts and $0.2 million of packaging materials.

(a)		(b)	March 31, 2006	(c)	(d)	December 31, 2005

(e)	Accounts Payable and Other Payables	(f)		(g)	(h)
(i)	Shuping Chi	(j)	$—	(k)	(l)	$273,559

(m)	Total Related Parties included in Accounts Payable	(n)	$—	(o)	(p)	$273,559

(q)	(r)	(s)		(t)
(u)	Prepayment	(v)		(w)	(x)
(y)	Ruili Group Co., Ltd.	(z)	$473,000	(aa)	(bb)	$1,060,193

(cc)	Total prepayment	(dd)	$473,000	(ee)	(ff)	$1,060,193

Note E -          Accounts Receivable

The changes in the allowance for doubtful accounts at March 31, 2006 and December 31, 2005 are summarized as follows:

	March 31, 2006	December 31, 2005

Beginning balance	$914,721	$68,384
Add: Increase to allowance	156,875	846,337
Less: Accounts written off	—	—

Ending balance	$1,071,596	$914,721

The company’s receivables are summarized as follows:

	March 31, 2006		December 31, 2005

Accounts receivable	(rr)	$29,744,732	(tt)	$26,254,495
Less: allowance for doubtful accounts	(ww)	1,071,596	(yy)	914,721
			(ddd)

Account receivable balance, net	(ggg)	$28,673,136	(iii)	$25,339,774

Note F -          Inventories

          On March 31, 2006 and December 31, 2005, inventories consist of the following:

	March 31, 2006	December 31, 2005

Raw Material	$222,833	$747,858
Work in process	398,869	1,057,740
Finished Goods	513,071	706,985

Total Inventory	$1,134,773	$2,512,583

Note G -          Property, Plant and Equipment

          Property, plant and equipment consisted of the following, on March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005

Machinery	$8,967,719	$8,706,039
Moulds	1,087,434	1,080,291
Office equipment	191,884	185,088
Vehicle	176,450	169,529

Sub-Total	10,423,487	10,140,947
Less: Accumulated depreciation	(3,287,358)	(3,024,281)

PPE, Net	$7,136,129	$7,116,666

Depreciation expense charged to operations was $263,077 and $190,225 for the first quarter ended March 31, 2006 and 2005, respectively.

Note H -          Intangible Assets

Gross intangible assets were $44,590, less accumulated amortization of $13,790 for net intangible assets of $30,800 as of March 31, 2006.  Gross intangible assets were $44,297, less accumulated amortization of $11,873 for net intangible assets of $32,424 as of December 31, 2005. Amortization expenses were $1,916 and $1,780 for the first quarter ended March 31, 2006 and 2005 respectively.

Future estimated amortization expense is as follows:

2006	2007	2008	2009	2010	Thereafter

$ 5,076	$3,617	$3,617	$3,617	$3,617	$12,880

Note I -          Prepayment

          Prepayment consisted of the following as of March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005

Raw material suppliers	$1,168,456	$1,584,193
Equipment purchase	153,222	217,637

Total prepayment	$1,321,678	$1,801,830

Note J -          Accrued Expenses

          Accrued expenses consisted of the following as of March 31, 2006 and December 3, 2005:

	March 31, 2006	December 31, 2005

Accrued payroll	$287,501	$297,928
Other accrued expenses	230,358	185,054

Total accrued expenses	$517,859	$482,982

Note K -          Bank Borrowings

          Bank borrowings represent the following as of March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005

Secured	$14,511,114	$16,026,717
Less: Current portion	14,511,114	16,026,717

Non-current portion	$—	$—

These loans were from two banks, Bank of China and CITIC Bank, to finance general working capital as well as new equipment acquisition. Corporate or personal guarantees are provided for those bank loans as follows:

$8.69M	Guaranteed by Ruili Group Co., Ltd., a related party;
$2.45M	Guaranteed by Ruili Group Co., Ltd., a related party, and Mr. Xiao Ping Zhang and Ms. Shu Ping Chi, both principal shareholders;
$3.37M	Guaranteed by Shenghuabo Group Co., Ltd., a non-related party.

The Company does not provide any sort of guarantee to any other parties. Interest rates for the loans ranged between 4.964% and 6.003% per annum.

Note L -          Income Taxes

The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws.  According to applicable tax laws regarding Sino-Foreign Joint Venture Manufacturers, the Joint Venture is exempted from income taxes in the PRC for the fiscal years ended December 31, 2005 and 2004.  Thereafter, the Joint Venture is entitled to a tax concession of 50% of the statutory income tax rate of 26.4%, for the following three years ended December 31, 2006, 2007, and 2008.

The reconciliation of the effective income tax rate of the Joint Venture to the statutory income tax rate in the PRC for the first quarter ended March 31, 2006 is as follows:

Statutory tax rate	26.4%
Tax holidays and concessions	-13.2%

Effective tax rate	13.2%

No provision for deferred tax liabilities has been made, since the Joint Venture had no material temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Note M -          Leases

The Company has a lease agreement with Ruili Group Co., Ltd., a related party, for the rental of a manufacturing plant.  The lease is for a ten year term ending in February 2014.  Rent expense for the first quarter ended March 31, 2006 and 2005, was $109,752 and $109,752 respectively.

Future minimum rental payments for the years ended December 31 are as follows:

2006	2007	2008	2009	2010	Thereafter

$ 439,540	$439,540	$439,540	$439,540	$439,540	$1,321,620

Note N -          Advertising Costs

Advertising costs are expensed as incurred and are classified as selling expenses. Advertising costs were $3,819 and $4,275 for the first quarter ended March 31, 2006 and 2005, respectively.

Note O -          Research and Development Expenses

Research and development costs are expensed as incurred and were $63,196 and $24,788 for the first quarter ended March 31, 2006 and 2005, respectively.

Note P -          Warranty Claims

Warranty claims were $228,335 and $101,533 for the first quarter ended March 31, 2006 and 2005, respectively. The movement of accrued warranty expenses or the first quarter ended March 31, 2006 is as follows:

Beginning balance at January 01, 2006	$179,932
Accrued during the first quarter of 2006:	$176,005
Less: Actual Paid during the first quarter of 2006:	$127,602

Ending balance at March 31, 2006:	$228,335

Note Q -          Stock Compensation Plan

The Company’s 2005 Stock Compensation Plan (the Plan) permits the grant of share options and shares to its employees for up to 1,700,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant.

Pursuant to the Plan, the Company issued 60,000 options with an exercise price of $4.79 per share on March 1, 2006. In accordance with the vesting provisions of the grants, the options will become vested and exercisable under the following schedules.

Number of Shares	% of Shares Issued	Initial Vesting Date
60,000	100%	March 1, 2009

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, “Share-Based Payment.” The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	96.54%
Risk-Free Interest Rate	4.59%
Contractual Term	3 years
Stock Price at Date of Grant	$4.79
Exercise Price	$4.79

Total deferred stock-based compensation expenses related to 60,000 stock options granted within the first quarter ended March 31, 2006 amounted to $178,904.  This amount is amortized over three years in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R).  The amortization of deferred stock-based compensation for these equity arrangements was $4,970 for the three months ended March 31, 2006. As of March 31, 2006, there was $173,934 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a period of 2.9 years.

A summary of option activity under the Plan as of March 31, 2006 and changes during the three months then ended is as follows:

	Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

January 1, 2006	—	$—	—	$—
Granted	60,000	4.79	3 Years	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at March 31, 2006	60,000	$4.79	2.9 Years	$36,600
Exercisable at March 31, 2006	—	—	—	—

Note R -          Commitments and Contingencies

During the first quarter ended March 31, 2006, the Company has contracted with WenZhou Great Wall Structural Foundation Engineering Company, ZheJiang BaoDing Structural Steelwork Engineering Co., Ltd .and ShangHai YueHai Architectural Design Co., Ltd for the construction of a temporary plant, amounting to $180,052.  During the first quarter ended March 31, 2006, the Company had paid $88,276, and has an obligation with the remaining $91,776 scheduled the date of completion.

Note S -          Subsequent Event

On April 18, 2006, the company was approved to list its common shares on the NASDAQ Capital Market and commence trading its shares on NASDAQ under the symbol NASDAQ: SORL.

Note T -          Restatement

          The accompanying financial statements for the quarters ended March 31, 2006 and 2005 have been restated to present changes in cash flows from notes receivable arising from trade customers as a component of operating cash flows rather than investing cash flows as previously reported.  The restatement affected the statements of cash flows only for the three months ended March 31, 2006 and 2005, respectively.  The restatement had no impact on income from continuing operations, net income, earnings per share (basic or diluted) or stockholders’ equity.

Part II   OTHER INFORMATION

Item 6.	Exhibits.

(a)	Exhibits:

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Share Exchange Agreement and Plan of Reorganization (2)

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

31.2	Certification of Principal Accounting Officer pursuant to Rule 13a-14 and Rule 15d-14(a) promulgated under the Securities and Exchange Act of 1934, as amended. (3)

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (3)

(1)	Incorporated herein by reference from the Registrant’s Form 10-QSB filed with the Securities and Exchange Commission, File No. 000-11991 on May 28, 2003.

(2)	Incorporated herein by reference from the Registrant’s Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3)	Filed herewith.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	August 15, 2006	SORL AUTO PARTS, INC.

		By:	/s/ Xiao Ping Zhang

		Name:	Xiao Ping Zhang
		Title:	Chief Executive Officer

EXHIBIT 31.1

Certification of Chief Executive Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Xiao Ping Zhang, certify that:

          (1)          I have reviewed this Amendment #2 to Form 10-Q of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

          (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

          (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 15, 2006	/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Accounting Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Zong Yun Zhou, certify that:

          1.          I have reviewed this Amendment #2 to Form 10-Q of SORL AUTO PARTS, INC.;

          2.          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          3.          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          4.          The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

          (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          5.          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

          (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: August 15, 2006	/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Xiao Ping Zhang, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Amendment to Quarterly Report of SORL AUTO PARTS, INC. on Form 10Q/A for the fiscal quarter ended March 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Date: August 15, 2006	/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF THE PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Zong Yun Zhou, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment to Quarterly Report of SORL AUTO PARTS, INC. on Form 10Q/A for the fiscal quarter ended March 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Date: August 15, 2006	/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer